04001737

ITED STATES
EXCHANGE COMMISSION
ngton, D.C. 20549

VP 3-4-04

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45555

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2004 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ajax Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 South Lasalle Street
(No. and Street)

Chicago, (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arlene Busch 312-327-4100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Cooper & Co., Ltd.
(Name - *if individual, state last, first, middle name*)

650 Dundee Road, Suite 250 (Address) Northbrook, (City) IL (State) 60062 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AW

OATH OR AFFIRMATION

I, Arlene Busch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financia statement and supporting schedules pertaining to the firm of Ajax Investments, LLC, as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principa officer or director has any proprietary interest in any account classified soley as that of a customer, except a follows: NONE.

OFFICIAL SEAL
YVETTE S RUBIN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 11/12/05

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Ajax Investments, L.L.C.

We have audited the accompanying statement of financial condition of Ajax Investments, L.L.C. as of December 31, 2003, and the related statements of income, member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Ajax Investments, L.L.C. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Certified Public Accountants

Northbrook, Illinois
[illegible]

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
[illegible]

FINANCIAL STATEMENTS

Ajax Investments, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$	263,915
Commissions receivable		336,484
Investment in Broker-Dealer		43,485
Total assets	$	643,884

LIABILITIES AND MEMBER'S CAPITAL

Commissions payable	$	181,500
Total liabilities		181,500
Member's capital		462,384
	$	643,884

The accompanying notes are an integral part of this statement.

Ajax Investments, L.L.C.
STATEMENT OF INCOME
Year ended December 31, 2003

Revenues and income		
Commissions revenue	$	685,569
Investment income		2,505
		688,074
Expenses		
Commissions expense		361,952
Professional fees		12,665
Other operating expenses		11,318
		385,935
NET INCOME	$	302,139

The accompanying notes are an integral part of this statement.

Ajax Investments, L.L.C.
STATEMENT OF MEMBER'S CAPITAL
Year ended December 31, 2003

Member's capital, beginning of year	$	375,245
Net income		302,139
Distribution paid to member		(215,000)
Member's capital, end of year	$	462,384

The accompanying notes are an integral part of this statement.

Ajax Investments, L.L.C.
STATEMENT OF CASH FLOWS
Year ended December 31, 2003

Cash flows from operating activities		
Net income	$	302,139
Adjustments to reconcile net income to net cash provided by operating activities		
Investments received as commissions revenue		(40,980)
Investment income		(2,505)
Increase in assets		
Commissions receivable		(46,484)
Increase in liabilities		
Commissions payable		21,500
Net cash provided by operating activities		233,670
Cash flows from financing activities		
Distribution paid to member		(215,000)
Net cash used in financing activities		(215,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		18,670
Cash and cash equivalents, beginning of year		245,245
Cash and cash equivalents, end of year	$	263,915

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Ajax Investments, L.L.C. (formerly known as Merrill Weber & Co., LLC) (the Company) is a Delaware Limited Liability Company that is a broker-dealer and member of the National Association of Securities Dealers. The Company has regulatory authority to engage in a number of different lines of business. During 2003, the Company's business activities primarily consisted of a commission referral business, pursuant to which the Company introduced clients to two securities corporations who provide investment advisory services for these clients. The Company did not take positions in securities or any assets on behalf of customers during the year. The Company is wholly-owned by Ajax Advisors, L.L.C. (Advisors).

2. Revenue Recognition and Commissions Receivable

The Company recognizes commission revenue as it is earned, based on its contractual agreements with the respective parties. The Company bills semi-annually based on the number of clients that it introduced during that six month period. The Company has historically collected its receivables within 15-45 days after billing. The commission receivable, as of December 31, 2003, represents commissions earned for the period from July 1, 2003 through December 31, 2003. Since the amount was collected in full in January 2004, an allowance for doubtful accounts was not considered necessary.

3. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

4. Investment in Broker-Dealer

The Company is a member of Harrison Trading Group, L.L.C. (the Broker-Dealer), a proprietary trading firm. In connection with this arrangement, the Company has a trading account with the Broker-Dealer which allows it to speculate in security values on behalf of its member, whereby profits and losses are directly allocated to the Company. As of December 31, 2003, the investment primarily consisted of cash equivalents. In addition, one member of Advisors is also a member of the Broker-Dealer.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

5. Income Taxes

The Company was established as a Limited Liability Company. Accordingly, operating net income is specifically allocated and taxed to the individual member. No income tax provision has been included in these financial statements.

6. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - RESTRICTED STOCK

As a commission revenue, the Company was paid 1,000,000 common shares of eNucleus. Since the sale of this stock is restricted based on concentration of ownership, the Company has determined the value of these shares to be negligible. Therefore, despite ownership of these shares as of December 31, 2003, the investment is not recorded in the statement of financial condition.

NOTE C - MINIMUM CAPITAL REQUIREMENTS

As a broker-dealer in securities, the Company is subject to minimum capital requirements of the Securities and Exchange Commission (SEC) (Rule 15c3-1). As of December 31, 2003, adjusted net capital, as defined, amounted to $426,987. This amount exceeded the minimum required under the regulations of the SEC by $326,987.

NOTE D - RELATED PARTY TRANSACTIONS

The Company has a month-to-month operating lease agreement for their office facility with an entity that is owned by certain members of advisors. This lease calls for monthly rentals of $500. Total rent expense approximated $6,000 for the year ended December 31, 2003.

NOTE D - RELATED PARTY TRANSACTIONS (Continued)

The Company incurred commission expense amounting to $361,952, of which $251,530 was attributable to services performed by a member of Advisors. At December 31, 2003, $148,000 is due to this member as commission payable. In addition, the aforementioned member of Advisors is also a member of the Broker-Dealer described in Note A-4.

The Company earned commissions revenue amounting to $34,000 from a company owned by the aforementioned member of Advisors. This revenue is also included in commissions receivable in the statement of financial condition.

NOTE E - RISKS AND UNCERTAINTIES

1. Economic Dependence

   87% of the Company's revenue was earned from one customer. The amount due from this customer at December 31, 2003 was $302,000. The ongoing operation of the Company is economically dependent on either its ability to continue doing business with this customer or entering into contracts with other parties.

2. Concentration of Risk

   The Company maintains its cash balance in one institution located in Chicago, Illinois. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured cash balances approximated $166,000 at December 31, 2003.

SUPPLEMENTAL INFORMATION

Ajax Investments, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Total assets	$	643,884
Less non-allowable assets		(34,484)
Adjusted assets		609,400
Total liabilities		181,500
Net capital		427,900
Less haircuts on securities		913
Adjusted net capital		426,987
Minimum adjusted net capital (greater of 6 2/3 % of $181,500 or $100,000)		100,000
Net surplus	$	326,987
Aggregate indebtedness:		
Commissions payable	$	181,500
Ratio:		
Aggregate indebtedness to net capital		0.425

NOTE: There is no difference between the Company's computation of net capital per the unaudited December 31, 2003 FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Member
Ajax Investments, L.L.C.

In planning and performing our audit of the financial statements of Ajax Investments, L.L.C. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Ajax Investments, L.L.C. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recording of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
January 14, 2004